

April 4, 2018

F. Mark Wolfinger
Chief Financial Officer
Denny's Corporation
203 East Main Street
Spartanburg, South Carolina 29319-9966

      Re: Denny's Corporation
          Form 10-K for the Fiscal Year Ended December 27, 2017
          Form 8-K Furnished February 27, 2018
          File No. 000-18051

Dear Mr. Wolfinger:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 27, 2017

Liquidity and Capital Resources
Summary of Cash Flows, page 28

1. Please note that your discussion and analysis of the changes in cash flows should be presented for each year in which statements of cash flows are presented in the filing. We note you have presented tabular information for three years, but your discussion and analysis only addresses the most recent two year comparative period. Refer to note 1 of the Instructions to paragraph 303(A) of Regulation S-K and revise your future filings accordingly.

Form 8-K Furnished February 27, 2018

Exhibit 99.1, page 1

2.   We note your disclosure of system-wide same-store sales growth for both the quarter ended December 27, 2017 and the fiscal year ended December 27, 2017 on page 20 of your Form 10-K and in your earnings releases and investor presentations as furnished in Forms 8-K. Please note that any measure that discusses revenue related to franchisees and licensees that is not recognized as revenue in your financial statements is a non-GAAP measure. Therefore, please revise your disclosure to state this measure does not represent your consolidated revenue growth determined under GAAP. This disclosure may be the same or similar to the proposed disclosure in prior comment 6 of your letter to us dated July 19, 2017. Finally, you should present GAAP revenue growth prior to system-wide same-store sales growth in the highlights section of your earnings release.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Heather Clark at 202-551-3624 or Melissa Raminpour at 202-551-3379 with any questions.

                                                        Division of Corporation Finance
                                                        Office of Transportation and Leisure